Exhibit (a)(5)(C)

The following are excerpts from an edited transcript for The Hackett Group, Inc.’s (the “Company”) earnings conference call held on November 4, 2025. The following does not purport to be a complete or error-free statement or summary of the conference call.

Ted A. Fernandez, The Hackett Group, Inc. – Chief Executive Officer and Chairman

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[T]oday, we are announcing a $40 million Dutch tender offer to acquire approximately 8% of the Company’s common stock. This tender offer should be strongly accretive and on a cash basis, the reduction of the dividend payment due to the buyback is expected to offset a meaningful portion of the net of tax interest expense that we expect to incur.

Robert A. Ramirez, The Hackett Group, Inc. – Executive Vice President, Finance and Chief Financial Officer

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Our remaining stock repurchase authorization at the end of quarter was $12.6 million. At its most recent meeting, subsequent to quarter end, the Company’s Board of Directors authorized a $40 million increase in the Company’s share repurchase authorization, bringing the available balance to $52.6 million in order to accommodate the Dutch tender offer announced today.

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Now let me provide some details regarding our tender offer that Ted mentioned. The Company announced today that it plans to launch a tender offer to purchase up to $40 million in value of its common stock at a price not less than $18.30 or more than $21.00 per share. We expect to launch the tender offer tomorrow, which would mean it would expire on December 4, 2025.

We plan to conduct a tender offer through a procedure commonly called a modified Dutch auction. This procedure allows stockholders to select the price within the specified range set by the Company at which stockholders are willing to sell their shares. Neither management nor our Board members will be participating in this Dutch.

The Company will select the single lowest purchase price within the range that will allow the Company to purchase $40 million in value of shares at such price based on the number of shares tendered. All shares purchased in the tender offer will be purchased at the same price. The tender offer will only be made pursuant to the offer to purchase, the related letter of transmittal and the other tender offer materials, which the Company will file tomorrow with the SEC.

Any specific questions should be addressed directly with the dealer manager or the information agent for the tender offer. The contact information will be included in the press release we will issue tomorrow announcing the tender offer and in the tender offer materials being filed with the SEC tomorrow as well. We will utilize our existing credit facility for the purchase of the shares in the tender offer and the fees associated with this offer.

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George Frederick Sutton, Craig-Hallum Capital Group LLC, Research Division

Okay. Last question for me. Just on the Dutch auction, I’m just curious why a Dutch auction and why do a Dutch auction now?

Ted A. Fernandez, The Hackett Group, Inc. – Chief Executive Officer and Chairman

Well, we had that question asked by some of our shareholders at the end of Q2, actually. And I didn’t want to miss the opportunity to be able to acquire stock during what we knew was a more volatile Q3, given the guidance that we have provided, and understanding what that looked like. Now that we got through the end of the quarter, then I had the same question, do we continue to buy back our stock aggressively in the open market? And we thought the best way to start doing that was to tender for $40 million and provide the range that was articulated today so that we could be even more aggressive than we were in Q3.

As you know, we’ve got a pristine balance sheet. We’ve rarely used it. We believe that the debt post this Dutch and the aggressive cash flow generation we normally don’t anticipate in Q4, will have us somewhere around 1x EBITDA by the time this whole process is over. And we know that’s virtually no leverage. So, if we continue to believe our prospects are what they are, we will continue to be aggressive with our buybacks.

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Let me thank everyone for participating in our third quarter earnings call, and we look forward to updating you again when we report the fourth quarter and our total annual results. Thank you again.

Additional Information Regarding the Tender Offer

On the commencement date of the tender offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and other tender offer materials, with the SEC. The tender offer will only be made pursuant to the offer to purchase, the related letter of transmittal and the other tender offer materials filed as part of the Schedule TO. When available, shareholders should read carefully the offer to purchase, the related letter of transmittal and other tender offer materials because they will contain important information, including the terms and conditions of the tender offer. Once the tender offer commences, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or from the Company’s information agent for the tender offer.